FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

    For the month of April, 2021

Commission File Number: 001-09531

Telefónica, S.A.
(Translation of registrant's name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,
28050 Madrid, Spain
3491-482 87 00
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Telefónica – Composition of the Board of Directors, Commission and Committees	2

TELEFÓNICA, S.A., in compliance with the Securities Market legislation, hereby communicates the following

OTHER RELEVANT INFORMATION

Further to the Annual General Shareholders’ Meeting of Telefónica, S.A. held today, the Board of Directors of the Company, following a favorable report from the Nominating, Compensation and Corporate Governance Committee, has unanimously adopted the following resolutions regarding the reelection of Directors approved in the abovementioned Meeting:

•To reelect Mr. José María Álvarez-Pallete López as Executive Chairman of the Board of Directors and of its Executive Commission.

•That the remaining Directors reelected by the Annual General Shareholders’ Meeting that are members of any of the Committees of the Board of Directors, i.e. Mr. Ignacio Moreno Martínez and Ms. Carmen García de Andrés, continue to be members of the same. In this regard, Mr. Moreno Martínez will continue as member of the Audit and Control Committee, the Regulation and Institutional Affairs Committee, and the Sustainability and Quality Committee, and Ms. García de Andrés will continue as member of the Audit and Control Committee and the Sustainability and Quality Committee.

The complete composition of the Board of Directors, the Executive Commission and the remaining Committees of the Board of Directors of Telefónica, S.A. is attached to this communication.

Madrid, April 23, 2021

COMPOSITION OF THE BOARD OF DIRECTORS AND BOARD COMMITTEES OF TELEFÓNICA, S.A.

Board of Directors

–Mr. José María Álvarez-Pallete López (Executive Chairman)
–Mr. Isidro Fainé Casas (Vice Chairman)
–Mr. José María Abril Pérez (Vice Chairman)
–Mr. José Javier Echenique Landiríbar (Vice Chairman)
–Mr. Ángel Vilá Boix (Chief Operating Officer)
–Mr. Juan Ignacio Cirac Sasturain
–Mr. Peter Erskine
–Ms. Sabina Fluxà Thienemann
–Ms. Carmen García de Andrés
–Ms. María Luisa García Blanco
–Mr. Jordi Gual Solé
–Mr. Peter Löscher
–Mr. Ignacio Moreno Martínez
–Ms. Verónica Pascual Boé
–Mr. Francisco Javier de Paz Mancho
–Mr. Francisco José Riberas Mera
–Ms. Claudia Sender Ramírez
–Mr. Pablo de Carvajal González (Secretary non-Director)
–Mr. Antonio García-Mon Marañés (Vice-Secretary non-Director)

Executive Commission

–Mr. José María Álvarez-Pallete López (Executive Chairman)
–Mr. Isidro Fainé Casas (Vice Chairman)
–Mr. José María Abril Pérez (Vice Chairman)
–Mr. José Javier Echenique Landiríbar (Vice Chairman)
–Mr. Ángel Vilá Boix (Chief Operating Officer)
–Mr. Peter Erskine
–Mr. Peter Löscher
–Mr. Francisco Javier de Paz Mancho
–Mr. Pablo de Carvajal González (Secretary non-Director)

Audit and Control Committee

–Mr. Peter Löscher (Chairman)
–Mr. José Javier Echenique Landiríbar
–Ms. Carmen García de Andrés
–Mr. Ignacio Moreno Martínez

Nominating, Compensation and Corporate Governance Committee

–Mr. José Javier Echenique Landiríbar (Chairman)
–Mr. Peter Erskine
–Ms. María Luisa García Blanco
–Mr. Peter Löscher
–Mr. Francisco Javier de Paz Mancho

Sustainability and Quality Committee
–Mr. Francisco Javier de Paz Mancho (Chairman)
–Mr. Juan Ignacio Cirac Sasturain
–Ms. Carmen García de Andrés
–Mr. Ignacio Moreno Martínez
–Ms. Claudia Sender Ramírez

Regulation and Institutional Affairs Committee

–Mr. Ignacio Moreno Martínez (Chairman)
–Ms. María Luisa García Blanco
–Mr. Jordi Gual Solé
–Mr. Francisco Javier de Paz Mancho

Strategy and Innovation Committee

–Mr. Peter Erskine (Chairman)
–Mr. José María Abril Pérez
–Mr. Juan Ignacio Cirac Sasturain
–Mr. Jordi Gual Solé
–Ms. Verónica Pascual Boé
–Ms. Claudia Sender Ramírez

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	April 23, 2021	By:	/s/ Pablo de Carvajal González
			Name:	Pablo de Carvajal González
			Title:	Secretary to the Board of Directors